

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2018

Phillip Schwartz
Chief Executive Officer
Entera Bio Ltd.
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem 9112002
Israel

> **Re: Entera Bio Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed June 15, 2018**
> **File No. 333-221472**

Dear Dr. Schwartz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1

Dilution, page 60

1. Your tabular disclosure illustrating the per share dilution from the transactions includes a caption titled "Pro forma as adjusted net tangible book value per ordinary share." Please remove the term, "as adjusted," from this caption in order to conform with the description in the preceding narrative.

Phillip Schwartz
Entera Bio Ltd.
June 22, 2018
Page 2

Exhibit 5.1, page II-8

2.   Please have counsel revise the opinion to opine that the warrants are a binding obligation
        of the company in accordance with Section II.B.1.f of Staff Legal Bulletin No. 19.

        You may contact Franklin Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please
contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551- 3625 with any other
questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: Sophia Hudson, Esq.